January 23, 2013

RE: Get cash now from your Cole Credit investment.

Dear Investor,

Good news!  Now you can sell your Cole Credit Property Trust, Inc. investment and regain control of your money.  Right now, MacKenzie will pay you $5.00 per Share, higher than the most recent secondary market trading prices. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Cole Credit Property Trust, Inc. to decide if or when you get your money back. But this offer expires on March 8, 2013, so you must act soon.

Why take advantage of this opportunity today?

•
The redemption program has been suspended for several years and the Company recently stated that “no amounts are to be made available for redemption during the year ending December 31, 2012.” It is unclear if or when the redemption program will be reinstated.

•	Smaller payout. Cole only distributed $0.50 per share in 2012 and 2011, that’s a 9% decrease from the $0.55 paid in 2010 and nearly 30% less than the $0.70 distributed in 2009.

•
No liquidity provision until 2016. If Cole’s common stock isn’t listed for trading on a national securities exchange before February 1, 2016, the charter requires stockholders to vote on a plan of liquidation or to extend the listing deadline. Therefore, it’s likely to be several more years before you’ll have the opportunity to cash in on your investment.

•	Regain control over your investments. It’s your money, but you can’t access it. Now you can move your money into a more liquid investment or simply cash out and pay your bills.

•
Sell without broker fees or commissions. Most secondary market sales incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated, and our offer price is equal to the most recently reported secondary market price.

•
Remove retirement account fees. Many IRAs charge additional fees for holding this type of asset. We can send your cash directly to your retirement account so you can consolidate your accounts or transfer the funds to an account that charges lower fees.

If you act today, you can get your cash now. We will mail your check within three business days after Cole Credit Property Trust, Inc. confirms the transfer.

MacKenzie has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer.

Please carefully read the enclosed Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please call us at (925) 631-9100, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,

Pat Patterson
President, MacKenzie Capital Management, LP

P.S. Remember, this offer expires March 8, 2013 (unless extended). So don’t delay. Fill out the enclosed Assignment Form and get a Medallion Guarantee from your bank today so we can transfer the Shares and rush you a check.